 


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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# ANNUAL REPORTS
# FORM X-17A-5
# PART III


| SEC FILE NUMBER |
| --- |
|  |


**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**


FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                    MM/DD/YY                                              MM/DD/YY

---


## A. REGISTRANT IDENTIFICATION


NAME OF FIRM: __MICROVENTURE MARKETPLACE INC.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2903 E 2ND STREET__

(No. and Street)

| AUSTIN | TEXAS | 78702 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| WILLIAM CLARK | (512) 212-1160 | BILL@MICROVENTURES.CO |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |


## B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BAUER & COMPANY, LLC__

(Name – if individual, state last, first, and middle name)

| PO BOX 27887 | AUSTIN | TEXAS | 78755 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| NOVEMBER 20, 2014 | | 6072 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |


**FOR OFFICIAL USE ONLY**


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



FOR PUBLIC RELEASE

## OATH OR AFFIRMATION

I, WILLIAM CLARK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MICROVENTURE MARKETPLACE INC., as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH M. WILLMORE
Notary Public, State of Texas
Comm. Expires 01-09-2027
Notary ID 131848296

Notary Public

Signature:

Title: CHIEF EXECUTIVE OFFICER

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MicroVenture Marketplace, Inc.

Financial Statements

With Report of Independent Registered Public Accounting Firm

December 31, 2025



FOR PUBLIC RELEASE

**MICROVENTURE MARKETPLACE, INC.**
Index to Financial Statements
December 31, 2025





FOR PUBLIC RELEASE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of MicroVenture Marketplace, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of MicroVenture Marketplace, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MicroVenture Marketplace, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of MicroVenture Marketplace, Inc.'s management. Our responsibility is to express an opinion on MicroVenture Marketplace, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MicroVenture Marketplace, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as MicroVenture Marketplace, Inc.'s auditor since 2014.

Austin, Texas
February 24, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



**MICROVENTURE MARKETPLACE, INC.**
Statement of Financial Condition
December 31, 2025

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,282,006 |
| Investments in privately held companies | | 86,913 |
| Property and equipment, net | | 17,814 |
| Other assets | | 27,379 |
| **TOTAL ASSETS** | $ | 4,414,112 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 39,091 |
| Due to parent | | 3,921 |
| Total liabilities | | 43,012 |

**Stockholder's equity:**

| | |
|---|---:|
| Common stock, $0.01 par value, 1,000 shares authorized, 103 issued and outstanding | 1 |
| Additional paid-in capital | 5,709,773 |
| Retained earnings (accumulated deficit) | (1,338,674) |
| Total stockholder's equity | 4,371,100 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 4,414,112 |

The accompanying notes to the financial statements
are an integral part of these financial statements.




**MICROVENTURE MARKETPLACE, INC.**
Notes to Financial Statements
December 31, 2025


## Note 1 - Nature of Business

MicroVenture Marketplace, Inc. (the "Company"), a Delaware corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web-based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions. The Company is a wholly-owned subsidiary of MicroVentures Inc. (the "Parent"), a Delaware corporation.

## Note 2 - Significant Accounting Policies

### *Basis of Accounting*
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

### *Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash Equivalents*
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

### *Segment Reporting*
The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes. The CODM is the Company's President.

## Note 2 - Significant Accounting Policies (continued)

### Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

*Related Party Placement fees.* Each time an investor enters into a transaction, the Company charges a placement fee. Placements fees are recorded on the date the investor's investment is accepted by the issuer. The Company believes that the performance obligation is satisfied on the acceptance date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred to the investor. Related party placement fees is further discussed in Footnote 5: Related Party Transactions.

*Issuer commissions.* Each time an issuer offers securities, the Company charges an issuer commission. Issuer commissions are recorded on the date the investment closes. The Company believes that the performance obligation is satisfied on the closing date because that is when the issuer has received payment and issued securities. Occasionally, a related party will remit the issuer commission to the Company as a courtesy to the third-party, even though the Company's engagement and performance obligation is with the third-party.

*Secondary commissions.* Each time an investor or selling shareholder, enters into a transaction to buy or liquidate an investment, the Company charges a secondary commission. Secondary commissions are recorded on the date the investment closes. The Company believes that the performance obligation is satisfied on the closing date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred between the parties of the transaction. Occasionally, a related party will remit the secondary commission to the Company as a courtesy to the third-party, even though the Company's agreement and performance obligation is with the third-party.

*Referral Fees.* The Company receives referral fees through referral agreements with unaffiliated broker dealer firms in connection with the introduction of qualified investors. Revenue is recognized at the point in time that the performance under the arrangement is completed in accordance with the terms of the referral agreement.

### Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

### Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years and furniture is depreciated over seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.



**MICROVENTURE MARKETPLACE, INC.**
Notes to Financial Statements
December 31, 2025

**Note 2 - Significant Accounting Policies (continued)**

*Income Taxes*
The Company has previously elected to be taxed as a disregarded entity under the provisions of the Internal Revenue Code and is accordingly not subject to federal or state income taxes. Instead, the Company is liable for federal and state income taxes on its respective share of the taxable income of the Parent. Accordingly, no provision for federal or state income tax has been provided for in the accompanying financial statements.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2025, the Company did not have any uncertain tax positions.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2025, the Company's Texas margin tax expense was $20,355.

*Investments in Privately Held Companies*
Investments in privately held companies are investments in which the Company has less than a 20% interest and does not have the ability to exercise significant influence. Management has elected the fair value option, as it is consistent with the Company's recognition of other similar assets. The fair value of these investments are $86,913 for the year ended December 31, 2025. The company recorded a change in fair value of $2,456 and an impairment loss of $15,499 on these investments during the year ended December 31, 2025. The initial value is determined by using the valuation arrived at when the transaction initially takes place, which is when the Company initially earns the equity compensation. Management evaluates subsequent share issuances and other data to evaluate whether any fair value adjustments are necessary.

*Management Review*
The Company has performed an evaluation of subsequent events through February 24, 2026, the date the financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustments to or disclosure to its financial statements.

**MICROVENTURE MARKETPLACE, INC.**
Notes to Financial Statements
December 31, 2025

## Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2025:

| | | |
|---|---|---:|
| Computers and equipment | $ | 130,193 |
| Furniture | | 75,226 |
| Subtotal | | 205,419 |
| Less accumulated depreciation | | (187,605) |
| Total | $ | 17,814 |

Depreciation expense for the year ended December 31, 2025 was $7,989.

## Note 4 - Fair Value Measurements

The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including, market, income, and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2    Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in the active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were not transfers between levels during the period ended December 31, 2025.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6

### Note 4 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2025:

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Investments in Privately Held Companies | $ - | $ - | $ 86,913 |
| Total assets at fair value | $ - | $ - | $ 86,913 |

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2025. There were no transfers out during the year ended December 31, 2025.

| Assets (at fair value) | Fair value on December 31, 2025 | Valuation Techniques | Unobservable Inputs |
|---|---|---|---|
| Investments in privately held companies | $ 50,325 | Equities market trend in 2025 | Average declines in equity market in 2025 |
| Investments in privately held companies | 36,588 | Most recent financing round | Share price per most recent financing round |

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of the assets that the Company has categorized within the Level 3 category. As a result, the unrealized gains and losses within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the year ended December 31, 2025 were as follows:

| | |
|---|---|
| Balance, January 1, 2025 | $ 68,647 |
| Receipts of investments in privately held companies as revenue | 32,112 |
| Change in fair value of privately held companies | 2,456 |
| Impairment of investments in privately held companies | (15,499) |
| Disposal of investments in privately held companies | (803) |
| Balance, December 31, 2025 | $ 86,913 |

### Note 5 – Related Party Transactions

The Company has agreements with several funds set up by MicroAngel Partners LLC, a related party owned by the stockholder and management of the Company. The funds are set up as collective investment vehicles created for the purpose of making and managing investments in privately held companies. The Company acts as a placement agent for these funds. As part of the placement agreement the Company earns placement fees for investments made by the funds in privately held Companies. During 2025, the Company recognized $4,570,855 in placement fee revenue from such related parties.



**MICROVENTURE MARKETPLACE, INC.**
Notes to Financial Statements
December 31, 2025

### Note 5 – Related Party Transactions (continued)

Additionally, the Company has expense sharing and platform technology agreements with the Parent. In 2025, the Company paid the following to the Parent as part of these agreements:

| | | |
|---|---|---:|
| Salaries and wages | $ | 3,820,785 |
| Occupancy costs | | 476,741 |
| Insurance | | 307,066 |
| Technology fees | | 183,016 |
| Communication | | 12,684 |
| Other expenses | | 32,163 |
| Total related party expenses | $ | 4,832,455 |

### Note 6 - Commitments and Contingencies

*Litigation*
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

*Risk Management*
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

### Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $4,238,994 and $250,000, respectively, which was $3,988,994 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.0101 to 1.